Reporting Person: Figliolini, John
                  P.O. Box 392
                  Wainscott, New York 11975

Name of Issuer:   Receivable Acquisition & Management Corp.

Date of
Transaction:      January 23, 2004 (1)

J(1) Pursuant to the Plan of Reorganization (the "Plan") of Feminique Corporation under Chapter 11 of the Bankruptcy Act, which was confirmed on July 28, 2003, and subject to shareholder authorization to increase the authorized shares of the Issuer, a total of 171,688,170 warrants to purchase a like number of shares exercisable at a price of $.0025 per share, were reserved for issuance to a business development corporation in anticipation of its providing the funding  of  $43,000  to the Issuer to help  implement  the Plan.  The  business development company was later unable to fund the Issuer, and, instead, Matterhorn Holdings, Inc., 100% owned by the Reporting Individual, arranged for funding of the Issuer to provide an aggregate of approximately $1,000,000 through the Issuer's private sale of convertible notes. Accordingly, in consideration of the foregoing, and subject to shareholder approval of an increase in the authorized Common Stock of the Issuer, Matterhorn was issued the 5-year non-callable restricted warrants to purchase 171,688,170 pre-split shares of Common Stock of Issuer exercisable at a price of $.0005 (or warrants to purchase 6,650,000 post-split shares at an exercise price of $.0075 per share) for a total exercise price of $49,875. At the time of issuance of the warrants, the shares of Common Stock were trading at a price of $.0001 per share.